Exhibit 99.3

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Dejour Energy Inc. (the “Company”)

598-999 Canada Place,

Vancouver, BC V6C 3E1

ITEM 2.	DATE OF MATERIAL CHANGE

March 28, 2013

ITEM 3.	NEWS RELEASE

Issued March 28, 2013 and distributed through the facilities of Stockwatch, Business Wire, and SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Dejour Releases Fiscal Year 2012 Results, renews Canadian Bank Facility

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

On December 31 2012, Dejour Energy (Alberta) Ltd. (“DEAL”) had a $6,700,000 revolving operating demand loan (“line of credit”) including a letter of credit facility to a maximum $600,000. The line of credit bore interest at Prime + 1% (total 4% per annum) and was collateralized by a $10,000,000 debenture over all the assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. (“the Company”). At December 31, 2012, a total of $5,956,749 was outstanding on this facility.

Under the terms of this facility, DEAL was required to maintain a working capital ratio of greater than 1:1 t all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility). At December 31, 2012, the Company was in compliance with the working capital requirements.

On March 28, 2013, DEAL executed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 - $5,956,749) revolving operating demand loan under the following terms and conditions:

(a)	Credit Facility “A” – Revolving Operating Demand Loan - $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand and subject to the Bank’s right to make such demand at any time, and

(b)	Credit Facility “B” – Non-Revolving Demand Loan - $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 shall be due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an “Unlimited Guarantee Agreement” provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the Bank’s security at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio (as described above) of greater than 1:1 at all times.

The “Commitment Letter” dated March 25, 2013 and signed March 28, 2013 is attached to this Material Change Report.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: David Matheson, CFO

Telephone: (604) 638-5054

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this March 28, 2013

CANADIAN WESTERN BANK

March 25, 2013

Dejour Energy (Alberta) Ltd.
c/o Dejour Energy Inc.
#598 – 999 Canada Place
Vancouver, BC V6C 3E1

**ATTENTION:** **Mr. David Matheson**, **Chief Financial Officer** — **Mr. Robert Hodgkinson**, **Co-Chairman and CEO**

Dear Sirs:

**RE: CREDIT FACILITIES – CANADIAN WESTERN BANK / DEJOUR ENERGY (ALBERTA) LTD.**

We advise that Canadian Western Bank has approved the following amended Credit Facilities for Dejour Energy (Alberta) Ltd. This Commitment Letter amends and restates all prior commitment letters and commitments, and with the documents referred to in this Commitment Letter, contains all the terms and conditions pertaining to the availability of the Credit Facilities from Canadian Western Bank.

**BORROWER:** **DEJOUR ENERGY (ALBERTA) LTD.** (the "**Borrower**").

**GUARANTOR:** **DEJOUR ENERGY INC.** and **DEJOUR ENERGY (USA) CORP.** (collectively the "**Guarantor**").

The Borrower and the Guarantor are collectively referred to as "**Loan Parties**", and each, a "**Loan Party**".

**LENDER:** **CANADIAN WESTERN BANK** (the "**Bank**").

**CREDIT FACILITY A:** **REVOLVING OPERATING DEMAND LOAN** (the "**Credit Facility A**").

**MAXIMUM AMOUNT:** $3,700,000.

**PURPOSE:** Credit Facility A shall only be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets.

**AVAILABILITY:** Prime Rate loans ("**Prime Rate Loans**"). Revolving in whole multiples of $50,000.

**REPAYMENT:** All amounts outstanding under this Credit Facility A are payable on demand and subject to the Bank's right to make such demand at any time.

**INTEREST RATE:** **Prime Rate Loans**

The Borrower shall pay interest calculated daily and payable monthly, not in advance, on the outstanding principal amount of Prime Rate Loans drawn under Credit Facility A at a rate per annum equal to the Prime Rate plus one percent per annum (Prime Rate + 1.00% p.a.). Interest at the aforesaid rate shall be due and payable on the first day of each and every month until all amounts owing to the Bank are paid in full. Interest shall be paid via automatic debit to the Borrower's account at the Calgary Main Branch of the Bank.

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As of this date, the Bank's Prime Rate is 3.00% per annum.

**STANDBY FEE:** One-quarter percent per annum (0.25% p.a.), based on a 365 or 366 day period, as the case may be, on the undrawn portion of Credit Facility A (the "**Standby Fee**"), shall be payable monthly in arrears on the fifth day of each month.

**EVIDENCE OF DEBT:** Revolving Credit Agreement and the records of the Bank. Such records maintained by the Bank shall constitute, in the absence of manifest error, prima facie evidence of the obligations of the Borrower to the Bank in respect of Advances made.

**CREDIT FACILITY B:** **NON-REVOLVING DEMAND LOAN** (the "**Credit Facility B**").

**MAXIMUM AMOUNT:** $2,250,000.

**PURPOSE:** Credit Facility B used to pay out the shortfall portion under Credit Facility A.

**AVAILABILITY:** Prime Rate loans ("**Prime Rate Loans**").

**REPAYMENT:** All amounts outstanding under Credit Facility B are payable on demand which demand may be made by the Bank in its discretion at any time.

Subject to the Bank's right of demand in its discretion at any time and other provisions of this Commitment Letter and the Security (including, without limitation, the provisions of the Conditions Subsequent herein) requiring earlier repayment of the amounts outstanding under Credit Facility B:

a) monthly principal payments of $200,000 shall be due and payable on the twenty sixth day of each and every month commencing March 26, 2013 until all amounts owing to the Bank are paid in full. Principal payments shall be paid via automatic debit to the Borrower's account at the Calgary Main Branch of the Bank; and

b) all amounts outstanding under Credit Facility B are due and payable in full on June 30, 2013.

**INTEREST RATE:** **Prime Rate Loans**

The Borrower shall pay interest calculated daily and payable monthly, not in advance, on the outstanding principal amount of Prime Rate Loans drawn under Credit Facility B at a rate per annum equal to the Prime Rate plus three and one-half percent per annum (Prime Rate + 3.50% p.a.). Interest at the aforesaid rate shall be due and payable on the first day of each and every month until all amounts owing to the Bank are paid in full. Interest shall be paid via automatic debit to the Borrower's account at the Calgary Main Branch of the Bank.

As of this date, the Bank's Prime Rate is 3.00% per annum.

**EVIDENCE OF DEBT:** Variable Rate Demand Promissory Note and the records of the Bank. Such records maintained by the Bank shall constitute, in the absence of manifest error, prima facie evidence of the obligations of the Borrower to the Bank in respect of Advances made.

**FOR ALL CREDIT FACILITIES**

**DEFINITIONS:** In this Commitment Letter, including the Appendices hereto and in all notices given pursuant to this Commitment Letter, capitalized words and phrases shall have the meanings given to them in this Commitment Letter in their proper context, and words and phrases not otherwise defined in this Commitment Letter but defined in Appendix

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C to this Commitment Letter shall have the meanings given to them in Appendix C to this Commitment Letter.

**RENEWAL FEE**: A fee of $6,000 is payable upon provision of this Commitment Letter.

**SECURITY**: The following security (the "Existing Security") has been completed, duly executed, delivered, perfected and registered, where necessary, to the entire satisfaction of the Bank and its counsel.

1. $10,000,000 Debenture with a first floating charge over all assets of the Borrower (first security interest in personal property) with an undertaking to provide fixed charges on the Borrower's petroleum and natural gas properties at the request of the Bank, and pledge of such Debenture;
2. General Assignment of Book Debts by the Borrower;
3. evidence of insurance coverage in accordance with industry standards designating the Bank as first loss payee in respect of the proceeds of the insurance and an additional insured;
4. appropriate title representation from the Borrower (officer's certificate as to title) including a schedule of petroleum and natural gas reserves described by lease (type, date, term, parties), legal description (wells and spacing units), interest (working interest or other APO/BPO interests), overrides (APO/BPO), gross overrides, and other liens, encumbrances, and overrides;
5. evidence of extra-provincial registrations of the Borrower where applicable;
6. Full Liability Guarantee provided by Dejour Energy Inc. supported by:
   a) $10,000,000 Debenture with a first floating charge over all assets of the Dejour Energy Inc. (first security interest in personal property) with an undertaking to provide fixed charges on the Dejour Energy Inc.'s petroleum and natural gas properties at the request of the Bank, and pledge of such Debenture;
7. Subordination/Postponement Agreement regarding loan payable to Dejour Energy Inc.; and
8. legal opinion of the Bank's counsel.

The following security (the "Additional Security") shall be completed, duly executed, delivered, perfected and registered, where necessary, to the entire satisfaction of the Bank and its counsel, and shall form part of the Security.

1. Commitment Letter dated March 25, 2013;
2. Supplemental Debenture with fixed charges on the Borrower's Drake/Woodrush, BC petroleum and natural gas property;
3. Revolving Credit Agreement in the amount of $3,700,000;
4. Variable Rate Demand Note in the amount of $2,250,000;
5. Unlimited Guaranty Agreement provided by Dejour Energy (USA) Corp. supported by:
   a) Mortgage, Assignment of Production, Security Agreement and Financing Statement.

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6. such other security, documents, and agreements that the Bank or its legal counsel may reasonably request.

The Existing Security and Additional Security (together the "**Security**") to be perfected/registered, at a minimum, in the Province of Alberta, British Columbia and in such jurisdictions in the United States as required, in a first priority position, subject only to Permitted Encumbrances. All present and future Security shall be held by the Bank as continuing security for all present and future debts, obligations and liabilities (whether direct or indirect, absolute or contingent) of the Loan Parties to the Bank including without limitation for the repayment of all loans and advances made herein and for other loans and advances that may be made from time to time in the future whether herein or otherwise. The Security shall be in form and substance satisfactory to the Bank and its counsel.

**REPRESENTATIONS AND WARRANTIES**:

Each Loan Party represents and warrants to the Bank (all of which representations and warranties each Loan Party hereby acknowledges are being relied upon by the Bank in entering into this Commitment Letter) that:

1. each Loan Party has been duly incorporated or formed, as applicable, and is in good standing under the legislation governing it, and it has the powers, permits, and licenses required to operate its business or enterprise and to own, manage, and administer its property;

2. this Commitment Letter constitutes, and the Security and related agreements shall constitute, legal, valid, and binding obligations of each Loan Party, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, or similar laws affecting creditors' rights generally and to the availability of equitable remedies;

3. each Loan Party has the right to pledge, charge, mortgage, or lien its assets in accordance with the Security contemplated by this Commitment Letter;

4. each Loan Party is presently in good standing under, and shall duly perform and observe, all material terms of all documents, agreements, and instruments affecting or relating to the petroleum assets of such Loan Party;

5. there has been no adverse material change in the financial position of any Loan Party since the date of its most recent consolidated financial statements dated September 30, 2012 and the non-consolidated internally prepared financial statements dated December 31, 2012 which were furnished to the Bank. Such financial statements fairly present the financial position of each Loan Party at the date that they were drawn up;

6. no Loan Party is involved in any dispute or legal or regulatory proceedings likely to materially affect its financial position or its capacity to operate its business;

7. no Loan Party is in default under the contracts to which it is a party or under the applicable legislation and regulations governing the operation of its business or its property, including, without limitation, the Environmental Requirements as defined below under the heading "Environmental Obligations";

8. there are no existing, pending, or threatened (by written notice):

   (a) claims, complaints, notices or requests for information received from any governmental authority or any other Person by any Loan Party, or of which any Loan Party is otherwise aware, with respect to any alleged violation of or alleged liability under any Environmental Requirements; or

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(b) stop, cleanup or preventative orders, direction or action requests, notice of which has been received from any governmental authority by any Loan Party, or of which any Loan Party is otherwise aware, relating to the environment which as a result thereof, requires any work, repair, remediation, cleanup, construction or capital expenditure with respect to any property owned, leased, managed, controlled or operated by any Loan Party, other than in the ordinary course of such Loan Party's business.

9. no Loan Party is aware of any matter affecting the environment which has had or is likely to have a material adverse effect or materially diminish the value of any property or facility owned, leased, managed, controlled or operated by such Loan Party;

10. the Borrower has no subsidiaries;

11. the chief executive office (for the purposes of the PPSA) of the Loan Parties is located in British Columbia.

12. each Loan Party has all the requisite power, authority and capacity to execute and deliver this Commitment Letter and the Security (to which it is a party) and to perform its obligations herein and thereunder;

13. the execution and delivery of this Commitment Letter and the Security (to which it is a party) and the performance of the terms of this Commitment Letter and such Security do not violate the provisions of any Loan Party's constating documents or its by-laws or any law, order, rule or regulation applicable to it and have been validly authorized by it;

14. the execution, delivery and performance of the terms of this Commitment Letter and the Security (to which it is a party) will not constitute a breach of any agreement to which any Loan Party or its property, assets or undertaking are bound or affected; and

15. no Loan Party has incurred any indebtedness or obligations for borrowed money (other than as contemplated hereby or payables incurred in the ordinary course of business or as previously disclosed in writing to the Bank) and has not granted any security ranking equal with or in priority to the Security (other than Permitted Encumbrances).

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Commitment Letter shall survive the execution of this Commitment Letter and all Security, and shall be deemed to be repeated as of the date of each Advance and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Bank in writing and accepted by the Bank. The Bank shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance herein or continuing to extend the Credit Facilities herein.

**CONDITIONS PRECEDENT**:

Prior to each advance under the Credit Facilities, the Borrower shall have provided, executed or satisfied the following, to the Bank's satisfaction (collectively with all other conditions precedent set out in this Commitment Letter, called the "**Conditions Precedent**"):

1. all Additional Security shall be duly completed, authorized, executed, delivered by each Loan Party which is a party thereto, and perfected and registered, all to the satisfaction of the Bank and its counsel;

2. no further Default or Event of Default shall exist;

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3. no Material Adverse Effect has occurred with respect to any Loan Party or the Security;

4. all representations and warranties of each Loan Party shall be true and correct; and

The above conditions are inserted for the sole benefit of the Bank, and may be waived by the Bank in whole or in part (with or without terms or conditions) in respect of any particular Advance, provided that any waiver shall not be binding unless given in writing and shall not derogate from the right of the Bank to insist on the satisfaction of any condition not expressly waived in writing or to insist on the satisfaction of any condition waived in writing which may be requested in the future.

**CONDITIONS SUBSEQUENT**:

The Loan Parties agree that, subject to Review and the Bank's right of demand in its discretion at any time and other provisions of the Commitment Letter and the Security requiring earlier repayment of the amounts outstanding under Credit Facility B, if any of the following conditions subsequent below are not fulfilled, satisfied or completed or the Bank does not receive evidence, in form and substance satisfactory to the Bank, that each of the following conditions subsequent below are fulfilled, satisfied or completed, then all amounts outstanding under Credit Facility B will immediately become due and payable:

1. the proceeds raised through the convertible debentures by Dejour Energy Inc., approximately gross $7,000,000, shall be utilized as follows:

   b) prior to further distribution of the proceeds, the Bank must complete its June 30, 2013 Review, and the Loan Parties shall have accepted an Amending Commitment Letter re-confirming the maximum amount under Credit Facility A. In the event the Bank's June 30, 2013 Review indicates a shortfall, additional proceeds from the convertible debentures shall immediately repay this shortfall, if any.

**REPORTING REQUIREMENTS**:

The Borrower shall submit to the Bank:

1. annual audited non-consolidated financial statements of the Borrower and Compliance Certificate within 120 calendar days of each fiscal year end;

2. annual unaudited non-consolidated financial statements of the Guarantor within 120 calendar days of each fiscal year-end;

3. annual audited consolidated financial statements of Dejour Energy Inc. within 120 calendar days of each fiscal year end;

4. annual independent engineering report, in form and substance satisfactory to the Bank, on the petroleum and natural gas reserves of the Borrower within 120 calendar days of each fiscal year end, prepared by a firm acceptable to the Bank;

5. quarterly unaudited non-consolidated financial statements of the Borrower including balance sheet, income statement, and cash flow statement and Compliance Certificate within 60 calendar days of each fiscal quarter end for the first three fiscal quarters of each fiscal year;

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6. quarterly unaudited non-consolidated financial statements of the Guarantor including balance sheet, income statement, and cash flow statement within 60 calendar days of each fiscal quarter end for the first three fiscal quarters of each fiscal year;

7. quarterly unaudited consolidated financial statements of Dejour Energy Inc. including balance sheet, income statement, and cash flow statement within 60 calendar days of each fiscal quarter end for the first three fiscal quarters of each fiscal year;

8. monthly production and revenue reports, in form and substance satisfactory to the Bank, within 60 calendar days of each month end;

9. monthly Energy Resources Conservation Board, BC Oil & Gas Commission, and USA (if applicable) License Liability Rating Reports, within 30 calendar days of each month end;

10. monthly aged listing of Accounts Payables and Accounts Receivables of the Loan Parties on both a consolidated and a non-consolidated basis, within 30 calendar days of each month end;

11. bi-weekly written progress updates on the status of Credit Facility B repayment due on the Monday of each required week, in form and substance satisfactory to the Bank; and

12. any other information the Bank may reasonably require from time to time.

**FINANCIAL COVENANTS**:

The Borrower shall maintain an Adjusted Working Capital Ratio greater than 1.00:1.00 at all times ("**Financial Covenant**").

**AFFIRMATIVE COVENANTS**:

Each Loan Party shall (each of the Financial Covenants above and each of the following being an "**Affirmative Covenant**"):

1. carry on business and operate its petroleum and natural gas reserves in accordance with good practices consistent with accepted industry standards and pursuant to applicable agreements, regulations, and laws;

2. maintain its corporate existence and comply with all applicable laws;

3. pay, when due, all taxes, assessments, deductions at source, crown royalties, income tax or levies for which the payment is guaranteed by legal privilege, prior claim, or legal hypothec, without subrogation or consolidations;

4. comply with all regulatory bodies and provisions regarding environmental procedures and controls;

5. upon reasonable notice, allow the Bank access to its books and records, and take excerpts therefrom or make copies thereof, and to visit and inspect its assets and place(s) of business;

6. maintain adequate and appropriate insurance on its assets including protection against public liability, blow-outs, and "all-risk" perils;

7. inform the Bank of any event or action which would have a Material Adverse Effect with respect to any Loan Party, including but not limited to, the sale of

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assets, guarantees, funded debt from other lenders, or alteration of type of business;

8. as soon as practicable following receipt by a Loan Party of a request by the Bank to provide fixed charge security over the petroleum and natural gas properties of such Loan Party, furnish or cause to be furnished to the Bank, at the sole cost and expense of the Loan Parties, fixed charge security over such petroleum and natural gas properties of such Loan Party as are specified by the Bank, in the form and substance satisfactory to the Bank;

9. observe the terms of and perform its obligations under this Commitment Letter and the Security, and under any other agreements now or hereafter made with the Bank;

10. notify the Bank, without delay, of any Default or Event of Default; and

11. provide the Bank with any information or document that it may reasonably require from time to time.

**NEGATIVE COVENANTS**:

No Loan Party shall, without the prior approval of the Bank (each of the following being a "**Negative Covenant**"):

1. allow a Change of Control;

2. merge, amalgamate, consolidate, or wind up its assets;

3. reduce or distribute capital or pay dividends or redeem or repurchase common or preferred shares.

4. incur further secured indebtedness, pledge or encumber assets, or guarantee the obligations of others;

5. make loans to or investments in any Person except to another Loan Party;

6. sell, assign or transfer or otherwise dispose of (including sale/leaseback transactions on facilities) any assets except in the ordinary course of business but the aggregate value of all such assets of all Loan Parties sold, assigned, transferred or otherwise disposed of shall not exceed $50,000 in any fiscal year;

7. hedge or contract crude oil, natural gas liquids, or natural gas, on a fixed price basis, exceeding 50% of actual production volumes nor exceeding a two year contract period;

8. monetize or settle any fixed price financial hedge or contract;

9. make any material change in the nature of its business as carried on at the date hereof;

10. create, acquire or suffer to exist any subsidiary unless such subsidiary provides a guarantee and such other Security in form and substance required by the Bank, in its sole discretion; nor

11. experience a change in its executive management which, in the opinion of the Bank, acting in its sole discretion, has or may have a Material Adverse Effect.

**ENVIRONMENTAL OBLIGATIONS**:

1. Each Loan Party shall comply with the requirements of all legislative and regulatory provisions relating to the environment (the "**Environmental**

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**Requirements**") and shall at all times maintain the authorizations, permits, and certificates required under these provisions.

2. Each Loan Party shall immediately notify the Bank in the event a contaminant spill or emission occurs or is discovered with respect to its property, operations, or those of any neighbouring property. In addition, it shall report to the Bank forthwith any breach of Environmental Requirements, notice, order, decree, or fine that it may receive or be ordered to pay with respect to the Environmental Requirements relating to its business or property.

3. At the request of and in accordance with the conditions set forth by the Bank, each Loan Party shall, at its own cost, provide any information or document which the Bank may require with respect to its environmental situation, including any study or report prepared by a firm acceptable to the Bank. In the event that such studies or reports reveal that any Environmental Requirements are not being complied with, the Loan Parties shall effect the necessary work to ensure that its business and property comply with the Environmental Requirements within a period acceptable to the Bank.

4. Each Loan Party:

   (a) shall be liable for all losses, costs, damages and expenses (including, without limitation, legal costs on a solicitor and own client basis) which the Bank may suffer, sustain, pay or incur; and, in addition,

   (b) indemnifies the Bank against all actions, proceedings, claims, demand, losses, costs, damages and expenses (including, without limitation, legal costs on a solicitor and own client basis) which may be brought against or suffered by the Bank or which the Bank may suffer, sustain, pay or incur, by reason of any matter or thing arising out of or in any way attributable to a breach of or non-compliance with the Environmental Requirements by any Loan Party.

5. The provisions, undertakings, and indemnification set out in this section shall survive the satisfaction and release of the Security and payment and satisfaction of the indebtedness and liability of the Loan Parties to the Bank pursuant to the terms hereof.

**<u>EVENTS OF DEFAULT</u>**:

Notwithstanding that the Credit Facilities are on a demand basis, and without prejudice to the Bank's rights to demand payment of any or all debts, obligations and liabilities (whether direct or indirect, absolute or contingent) of the Borrower and other Loan Parties to the Bank (including without limitation, payment of the Credit Facilities, interest and all other debts, obligations and liabilities payable under this Commitment Letter and the Security) (collectively called the "**Obligations**") at any time at the Bank's discretion, each of the following shall be considered an event of default ("**Event of Default**"), upon the occurrence of which, or of a Default, the Bank may choose, in its sole discretion, to cancel all credit availability and to demand repayment of all or a portion of the Obligations, and, without prejudice to the Bank's other rights and remedies, the Security shall become enforceable:

1. upon failure by a Loan Party to pay any instalment of principal, interest, fees, costs, incidental charges or any other amount payable herein or under any of the Security when due;

2. any material representation or warranty contained in this Commitment Letter, the Security, any certificate or any opinion delivered herein proves to be untrue;

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3. failure by a Loan Party to observe or comply with any Affirmative Covenant, Negative Covenant, Environmental Requirement, condition, or other term as contained in this Commitment Letter, or in any Security document or underlying agreements delivered pursuant hereto not otherwise specifically dealt with in this Events of Default section and such failure is not cured within 3 days of notice from the Bank;

4. if in the opinion of the Bank, acting reasonably, a Material Adverse Effect relating to a Loan Party has occurred;

5. if a petition is filed, an order is made or a resolution passed, or any other proceeding is taken for the winding up, dissolution, or liquidation of a Loan Party;

6. if proceedings are taken to enforce any encumbrance on the assets of any or all of the Loan Parties having a value in the aggregate greater than $50,000, excepting as long as such proceedings are being contested in good faith by such Loan Parties and security satisfactory to the Bank has been provided to the Bank;

7. if judgments are entered against any or all of the Loan Parties in an aggregate amount greater than $50,000;

8. if a Loan Party ceases or threatens to cease to carry on its business, or if proceedings are commenced for the suspension of the business of a Loan Party, or if any proceedings are commenced under the *Companies Creditors Arrangements Act* (Canada) or under the *Bankruptcy and Insolvency Act* (Canada) (including filing a proposal or notice of intention) with respect to the a Loan Party, or if a Loan Party commits or threatens to commit an act of bankruptcy, or if a Loan Party becomes insolvent or bankrupt or makes an authorized assignment pursuant to the *Bankruptcy and Insolvency Act* (Canada), or a bankruptcy petition is filed by or presented against a Loan Party;

9. if proceedings are commenced to appoint a receiver, receiver/manager, or trustee in respect of the assets of a Loan Party by a court or pursuant to any other agreement;

10. if a Loan Party is in default under the terms of any other contracts, agreements or writings with any other creditor having liens on the property of such Loan Party and such default could reasonably be expected to result in a Material Adverse Effect;

11. if the validity, enforceability or, where applicable, priority of this Commitment Letter or any of the Security is prejudiced or endangered;

12. if an event of default under any of the Security occurs and is continuing, or any other event which constitutes or which with the giving of notice or lapse of time or otherwise would constitute an event of default under any of the Security occurs;

13. if any event of default under any material agreement to which a Loan Party is a party occurs and is continuing, or any other event which constitutes or which with the giving of notice or lapse of time or otherwise would constitute an event of default under any material agreement to which a Loan Party is a party occurs;

14. if a Loan Party fails to make any payment of principal or interest in regard to any indebtedness for borrowed money owed by it after the expiry of any applicable grace period and demand therefor, whether incurred before or after the date hereof, other than the amounts payable under these Credit Facilities, and where the outstanding principal amount of such indebtedness is, in the aggregate, more than $50,000; or

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15. if in the opinion of the Bank, acting reasonably, a Change of Control has occurred.

**COSTS**: All reasonable expenses incurred by the Bank in connection with the Credit Facilities, this Commitment Letter and the Security are for the account of the Borrower including, but not limited to, legal fees (on a solicitor and own client basis), costs of engineers, accountants, consultants and appraisers, costs of preparation, registration/perfection, monitoring, administration and enforcement of this Commitment Letter and the Security.

**CURRENT ACCOUNTS**: Each Loan Party shall maintain its current accounts at the Calgary Main Branch of the Bank through which it shall conduct all of its banking activities.

**ACCOUNT DEBITS**: Each Loan Party hereby irrevocably authorizes the Bank to debit periodically or from time to time, any bank account it may maintain at the Bank in order to pay all or part of the amounts any Loan Party may owe to the Bank herein.

**PERSONAL PROPERTY SECURITY ACT (ALBERTA) REQUIREMENTS**: Each Loan Party hereby waives the requirement for the Bank to provide copies of *Personal Property Security Act* (Alberta) (collectively with the equivalent legislation in other jurisdictions, the "**PPSA**") registrations, verification statements, or financing statements undertaken by the Bank.

Each Loan Party hereby agrees to provide to the Bank written notice of a change in its name or address immediately.

**ASSIGNMENT**: No rights or obligations of any Loan Party herein and no amount of the Credit Facilities may be transferred or assigned by any Loan Party, any such transfer or assignment being null and void insofar as the Bank is concerned and rendering any balance then outstanding of the loan immediately due and payable at the option of the Bank and releasing the Bank from any and all obligations of making any further advances herein. The Bank may assign or transfer its rights and obligations under this Commitment Letter at any time without notice to or consent of any Loan Party.

**DEMAND**: Notwithstanding any of the terms of this Commitment Letter, all Obligations of any Loan Party are repayable to the Bank upon its demand which demand can be made by the Bank for payment of all or any of the Obligations at any time and from time to time in the Bank's discretion whether or not a Default or Event of Default has occurred.

**NO OBLIGATION**: Upon the Bank's demand for repayment or upon the occurrence of a Default or an Event of Default, the Bank shall have no obligation or liability to make further advances under the Credit Facilities.

**ACCESS TO INFORMATION**: Each Loan Party hereby authorizes the Bank to use the necessary information pertaining to it which the Bank has or may have for the purpose of granting credit and insurance products (where permitted by law) and further authorize(s) the Bank to disclose such information to its affiliates and subsidiaries for this same purpose. Moreover, it hereby authorizes the Bank to obtain personal information pertaining to it from any party likely to have such information (credit or information bureau, financial institution, creditor, employer, tax authority, public entity, Persons with whom they might have business relations, and affiliates or Bank subsidiaries) in order to verify the accuracy of all information provided to the Bank and to ensure the solvency of each Loan Party at all times.

12

**NOTICE**:

Notices to be given under this Commitment Letter, the Security or any other document in respect thereto each Loan Party or the Bank shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended Notices shall be given by personal delivery or transmitted by facsimile and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 1:00 p.m. Mountain Time, in which case is shall be deemed to have been received on the following Business Day) unless the law deems a particular notice to be received earlier. The address for each Loan Party shall be the addresses currently recorded on the records of the Bank for such Loan Party, or such other mailing or facsimile addresses as such Loan Party may from to time may notify the Bank as aforesaid. The address for the Bank shall be the Calgary Main Branch of the Bank or such other mailing or facsimile addresses as the Bank may from to time may notify the Borrower as aforesaid.

**PAYMENTS**:

Unless otherwise indicated herein, the obligation of each Loan Party to make all payments under this Commitment Letter and the Security shall be absolute and unconditional and shall not be limited or affected by any circumstance, including, without limitation:

1. any set-off, compensation, counterclaim, recoupment, defence or other right which such Loan Party may have against the Bank of anyone else for any reason whatsoever; or

2. any insolvency, bankruptcy, reorganization or similar proceedings by or against such Loan Party.

All payments to be made under this Commitment Letter shall be made in Canadian Dollars.

All payments made under this Commitment Letter shall be made on or prior to 1:00 p.m. Mountain Time on the day such payment is due. Any payment received after 1:00 p.m. Mountain Time shall be deemed to have been received on the following day. Whenever a payment is due on a day which is not a Business Day, such due day shall be extended to the next Business Day and such extension of time shall be included in the computation of any interest payable.

**SET-OFF**:

The Bank shall have the right to set-off and apply any funds of any Loan Party deposited with or held by the Bank from time to time, and any other indebtedness owing to any Loan Party by the Bank, against any of the amounts outstanding under this Commitment Letter and the Security from time to time.

**RIGHTS AND REMEDIES CUMULATIVE**:

The rights, remedies and powers of the Bank under this Commitment Letter, the Security, at law and inequity are cumulative and not alternative and are not in substitution for any other remedies, rights or powers of the Bank, and no delay or omission in exercise of any such right, remedy or power shall exhaust such rights, remedies and powers to be construed as a waiver of any of them.

**WAIVERS AND AMENDMENTS**:

No term, provision or condition of this Commitment Letter or the Security, may be waived, varied or amended unless in writing and signed by a duly authorized officer of the Bank.

**INTEREST ACT (CANADA)**:

Any interest rate set forth in this Commitment Letter based on a period less than a year expressed as an annual rate for the purposes of the *Interest Act* (Canada) is equivalent to such interest rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days in the period upon which it was based.

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**GOVERNING LAW**: This Commitment Letter shall be construed and governed in accordance with the laws of the Province of Alberta. Each Loan Party irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom.

**GENERAL**: Time is of the essence.

The terms and conditions of this Commitment Letter between the Bank and the Loan Parties are confidential and shall be treated accordingly.

Each Loan Party shall do all things and execute all documents deemed necessary or appropriate by the Bank for the purposes of giving full force and effect to the terms, conditions, undertakings, and security granted or to be granted herein.

When a conflict or inconsistency exists between the Security and this Commitment Letter, this Commitment Letter shall govern to the extent necessary to remove such conflict or inconsistency. Notwithstanding the foregoing, if there is any right or remedy of the Bank set out in any of the Security or any part of which is not set out or provided for in this Commitment Letter, such additional right shall not constitute a conflict or inconsistency.

Each Loan Party hereby waives, to the fullest extent it may do so under law, any provisions of law, including specifically the *Interest Act* (Canada) or the *Judgment Interest Act* (Alberta), which may be inconsistent with this Commitment Letter.

The obligations in this Commitment Letter of each Person who is a Loan Party shall be joint and several.

**REVIEW**: Without detracting from the demand nature of the Credit Facilities, the Credit Facilities are subject to periodic review by the Bank periodically in its sole discretion (each such review is referred to in this Commitment Letter as a "**Review**") and at a minimum will be reviewed on an annual basis. The next interim Review is scheduled on or before June 30, 2013, but may be set at an earlier or later date at the sole discretion of the Bank.

**EXPIRY DATE**: This Commitment Letter is open for acceptance until April 1, 2013 (as may be extended from time to time as follows, the "**Expiry Date**") at which time it shall expire unless extended by mutual consent in writing. We reserve the right to cancel this Commitment Letter at any time prior to acceptance.

- intentionally left blank -

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If the foregoing terms and conditions are acceptable, please sign two copies of this Commitment Letter and return one copy to the Bank by the Expiry Date. This Commitment Letter may be executed in any number of counterparts and delivered by facsimile or other electronic copy, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

Sincerely,

**CANADIAN WESTERN BANK**

Terri Lawrence
Sr. Account Manager,
Energy Lending Group

Doug Clark
Senior AVP & Manager,
Energy Lending Group

**AGREED AND ACCEPTED** this ___ day of ________, 2013.

**DEJOUR ENERGY (ALBERTA) LTD., as Borrower**

**Per:**______________________
Name:
Title:

**Per:**______________________
Name: Philip D Bretzloff
Title: VP + Gen Counsel

R. Hodgkinson
Director

**DEJOUR ENERGY INC., as Guarantor**

**Per:**______________________
Name: Hodgkinson
Title: Chm & CEO.

**Per:**______________________
Name: David J. Matheson
Title: CFO

**DEJOUR ENERGY (USA) CORP., as Guarantor**

**Per:**______________________
Name: Hodgkinson
Title: Chm & CEO.

**Per:**______________________
Name: Philip D Bretzloff
Title: VP + Gen Counsel

15

# APPENDIX A

| | | | |
|---|---|---|---|
| **CREDIT**: | Terri Lawrence,<br>Sr. Account Manager,<br>Energy Lending Group<br><br>Direct: (403) 268-7847<br>Cell: (403) 990-6083<br>Facsimile: (403) 264-1619<br>Email: Terri.Lawrence@cwbank.com | Doug Clark<br>Senior AVP & Manager,<br>Energy Lending Group<br><br>Direct: (403) 750-3581<br>Cell: (403) 880-1882<br>Facsimile: (403) 264-1619<br>Email: Doug.Clark@cwbank.com | |
| **ADMINISTRATION**: | L/C/Gs; Visa; Loan / Account Balances; Payments; Bank Drafts; Bank Confirmations; General | Account Representative:<br>Telephone:<br>Facsimile:<br>E-mail: | Monique Thompson<br>(403) 268-7841<br>(403) 750-3596<br>Monique.Thompson@cwbank.com |
| | | Account Representative:<br>Telephone:<br>Facsimile:<br>E-mail: | Mayra Mercado O'Brien<br>(403) 750-3583<br>(403) 750-3596<br>Mayra.Mercado@cwbank.com |
| **BRANCH**: | Calgary Main Branch<br>#100, 606 – 4 Street SW<br>T2P 1T1 | Telephone:<br>Facsimile: | (403) 262-8700<br>(403) 262-4899 |
| **BUSINESS ACCOUNTS** | Order Cheques; Current Account Documents/ Operations; Signing Authorities; Rates; Investments; Customer Automated Funds Transfer (CAFT) | Account Representative:<br>Telephone:<br>Facsimile:<br>E-mail | Anita Latif<br>(403) 750-3576<br>(403) 750-4899<br>Anita.Latif@cwbank.com |
| **INTERNET BANKING** | Loan/Account Balances; Traces; Stop Payments, List of Current Account Transactions; Pay Bills; Transfer Between Accounts; Exchange Rates Quotes | Website: | www.CWBANK.com |
| **OTHER**: | Personal/ Retail Banking | Manager:<br>Telephone:<br>Facsimile:<br>E-mail: | William Lee<br>(403) 268-7842<br>(403) 262-4899<br>William. Lee@cwbank.com |
| **VALIANT TRUST:** | Corporate Trust Services; Stock Transfer Agent; Employee Incentive Plans | Website:<br>Contact:<br><br>Telephone:<br>Cell:<br>Facsimile:<br>E-mail: | www.VALIANTTRUST.com<br>Les Stastook<br>Director, Business Development<br>(403) 781-8754<br>(403) 818-6244<br>(403) 233-2857<br>Les.Stastook@valianttrust.com |

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# APPENDIX B

## COMPLIANCE CERTIFICATE

To: **CANADIAN WESTERN BANK**

I ______________________________, of the City of _______________, in the Province of ____________, hereby certify as at the date of this Certificate as follows:

1. I am the _______________________ of _______________________________ (the "**Borrower**") and I am authorized to provide this Certificate to you for and on behalf of the Borrower;
2. This Certificate applies to the fiscal quarter [fiscal year] ended __________________, ______;
3. I am familiar with and have examined the provisions of the Commitment Letter dated __________________, _______ between the Borrower, Guarantors and Canadian Western Bank and I have made such investigations of corporate records and inquiries of other officers and senior personnel of each Loan Party as I have deemed reasonably necessary for purposes of the Certificate;
4. As of the date hereof, the Borrower confirms that all of its subsidiaries (if any) are Loan Parties.
5. The representations and warranties set forth in the Commitment Letter are in all material respects true and correct on the date hereof;
6. No Default or Event of Default has occurred and is continuing of which we are aware;
7. As required, I have calculated the Adjusted Working Capital Ratio for the fiscal quarter [fiscal year] ended as follows:

   ________ : 1.00; and

8. All relevant calculations and financial statements are attached as Schedule "A".

Except where the context otherwise requires, all capitalized terms used herein have the same meanings as given thereto in the Commitment Letter.

This Certificate is given by the undersigned officer in their capacity as an officer of the Borrower without any personal liability on the part of such officer.

Executed at the City of ____________, in the Province of ___________ this ______day of _______________, 20__.

Yours truly,

__________________________

Name:
Title:

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**SCHEDULE "A" TO**

**COMPLIANCE CERTIFICATE**

**Calculation of Adjusted Working Capital Ratio**

| | |
|---|---|
| Current Assets | |
| Current assets | $ |
| Less: Unrealized Hedging Gains | ( ) |
| Add: Undrawn Availability under Credit Facility A | ________ |
| | $________(A) |
| Current Liabilities | |
| Current liabilities | $ |
| Less: Unrealized Hedging Losses | ( ) |
| Less: Current Portion of Bank Debt | (________) |
| | $________(B) |

Adjusted Working Capital Ratio calculated as follows:

$$\frac{A}{B} =$$

A copy of the financial statements for the fiscal quarter [fiscal year] ended ________________, _____ is attached.

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# APPENDIX C

## DEFINITIONS

In the Commitment Letter, including all Appendices to the Commitment Letter, and in all notices given pursuant to the Commitment Letter, unless something in the subject matter or context is inconsistent therewith, capitalized words and phrases shall have the meanings given to them in the Commitment Letter in their proper context, and capitalized words and phrases not otherwise defined in the Commitment Letter shall have the following meanings:

"**Adjusted Working Capital Ratio**" means the ratio of (i) Current Assets plus undrawn Availability under Credit Facility A to (ii) Current Liabilities.

"**Advance**" means an advance of funds made by the Bank under a Credit Facility to the Borrower, or if the context so requires, an advance of funds under one or more of the Credit Facilities or under one or more of the availability options of one or more of the Credit Facilities, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Loans plus the Face Amount of all L/C/Gs as applicable.

"**Appendix**" means an appendix to the Commitment Letter.

"**Availability**" has the meaning ascribed to such term under the section heading "Availability", with respect to the applicable Credit Facility.

"**bps**" means one one-hundredth of one percent.

"**Business Day**" means a day on which banks are open for business in Calgary, Alberta; but does not, in any event, include a Saturday or Sunday.

"**Calgary Main Branch of the Bank**" means the branch of the Bank at 606 – 4 Street SW, Calgary, AB T2P 1T1, facsimile (403) 264-1619, or such other address as the Bank may notify the Borrower from time to time.

"**Canadian Dollars**", "**Cdn Dollars**", "**Cdn$**", "**CA$**" and "**$**" mean the lawful money of Canada.

"**Change of Control**" means the occurrence of any of the following events, with respect to any Loan Party:

(a) any Person or Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta)), shall beneficially, directly or indirectly, hold or exercise control or direction over and/or has the right to acquire or control or exercise direction over (whether such right is exercisable immediately or only after the passage of time) more than 20% of the issued and outstanding Voting Shares of such Loan Party; or

(b) during any period of two consecutive years, individuals who at the beginning of such period constitute the board of directors of such Loan Party cease, for any reason, to constitute at least a majority of the board of directors of such Loan Party unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period (the "Incumbent Directors") and in particular, any new director who assumes office in connection with or as a result of any actual or threatened proxy or other election contest of the board of directors of a Loan Party shall never be an Incumbent Director; or

(c) such Loan Party ceases to own, control or direct 100% of the Voting Shares of a subsidiary.

"**Commitment Letter**" means the commitment letter to which this appendix is appended, and any appendices thereto, as amended, supplemented, modified, restated or replaced from time to time.

"**Compliance Certificate**" means a certificate of an officer of the Borrower signed on its behalf by the president, chief executive officer, chief operating officer, chief financial officer or any vice president of the Borrower, substantially in the form annexed hereto as Appendix B, to be given to the Bank by the Borrower from time to time pursuant to the Commitment Letter.

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"**Credit Facilities**" means the credit facility or facilities to be made available to the Borrower by the Bank in accordance with the provisions of the Commitment Letter.

"**Current Assets**" means, as at any date of determination, the current assets of the Borrower on a consolidated basis for such date as determined in accordance with generally accepted accounting principles but excluding the impact of any Unrealized Hedging Gains.

"**Current Liabilities**" means, as at any date of determination, the current liabilities of the Borrower on a consolidated basis for such date as determined in accordance with generally accepted accounting principles but excluding: (i) Current Portion of Bank Debt; and (ii) the impact of any Unrealized Hedging Losses.

"**Current Portion of Bank Debt**" means any current liabilities under the Credit Facilities other than those that arise due to total advances under a Credit Facility exceeding the maximum amount of such Credit Facility, whether by reduction of maximum amount, fluctuations in exchange rates, or due to mandatory repayments, or due to the occurrence of a Default or an Event of Default, or due to the Bank's demand for repayment.

"**Default**" means any event or condition which, with the giving of notice, lapse of time or both, or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"**Face Amount**" means the maximum amount payable to the beneficiary specified therein or any other Person to whom payments may be required to be made pursuant to a L/C/G.

"**Financial Instrument**" means any currency swap agreement, cross-currency agreement, interest swap agreement, agreement for the making or taking of delivery of any commodity, commodity swap agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar risk management agreement or arrangement, or any combination thereof, to be entered into by a Loan Party where (i) the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt) (ii) the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time, or (iii) the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity.

"**Generally Accepted Accounting Principles**" or "**GAAP**" means generally accepted accounting principles consistently applied which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants.

"**Material Adverse Effect**" means a material adverse effect on:

(a) the business, financial condition, operations, assets or capitalization of the Borrower on a consolidated basis and taken as a whole;

(b) the ability of any Loan Party to pay or perform the obligations under this Commitment Letter or the ability of any Loan Party to pay or perform any of its obligations or contingent obligations under any Security or any underlying agreements or document delivered pursuant to this Commitment Letter or the Security;

(c) the ability of any Loan Party to perform it obligations under any material contract, if it would also have a material adverse effect on the ability of such Loan Party to pay or perform its obligations under this Commitment Letter, the Security, or any underlying agreements or documents delivered pursuant to this Commitment Letter or the Security;

(d) the validity or enforceability of this Commitment Letter, the Security, or any underlying agreements or documents delivered pursuant to this Commitment Letter or the Security; and

(e) the priority ranking of any security interests granted by this Commitment Letter, the Security, or any underlying agreements or documents delivered pursuant to this Commitment Letter or the Security, or the rights or remedies intended or purported to be granted to the Bank under or pursuant to this

20

Commitment Letter, the Security, or any underlying agreements or documents delivered pursuant to this Commitment Letter or the Security.

"**Permitted Contest**" means action taken by a Loan Party in good faith by the appropriate proceedings diligently pursued to contest a tax, claim or security interest, provided that:

(a) such Loan Party has established reasonable reserves therefor in accordance with GAAP;

(b) proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and

(c) proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property, assets or undertaking of any Loan Party.

"**Permitted Encumbrance**" means at any particular time any of the following encumbrances on the property or any part of the property of any Loan Party:

(a) liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(b) liens under or pursuant to any judgment rendered, or claim filed, against a Loan Party, which it is contesting at the time by a Permitted Contest;

(c) undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law against any Loan Party or which relate to obligations not due or delinquent, or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(d) easements, rights-of-way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of any Loan Party;

(e) security given by any Loan Party to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of such Loan Party, all in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of any Loan Party;

(f) the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(g) security interests in favour of the Bank securing the obligations of any Loan Party under the Commitment Letter or the Security;

(h) the Security;

(i) liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of petroleum or natural gas interests, related production or processing facilities in which such Person has an interest or the transmission of petroleum or natural gas as security in favour of any other Person conducting the exploration, development, operation or transmission of the property to which such liens relate, for any Loan Party 's portion of the costs and expenses of such exploration, development, operation or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

21

(j) liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of any Loan Party's petroleum or natural gas interests, provided that such liens do not materially detract from the value of any material part of the property of any Loan Party;

(k) any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the petroleum or natural gas interests of any Loan Party;

(l) any encumbrance or agreement entered into in the ordinary course of business relating to pooling or a plan of unitization affecting the property of any Loan Party, or any part thereof;

(m) the right reserved or vested in any municipality or governmental or other public authority by the terms of any petroleum or natural gas leases or similar agreements in which any Loan Party has any interest or by any statutory provision to terminate petroleum or natural gas leases or similar agreements in which any Loan Party has any interest, or to require annual or other periodic payments as a condition of the continuance thereof;

(n) obligations of any Loan Party to deliver petroleum, natural gas, chemicals, minerals or other products to buyers thereof in the ordinary course of business; and

(o) royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under petroleum or natural gas leases or similar agreements in which any Loan Party has any interest.

"**Person**" or "**person**" means and includes an individual, a partnership, a corporation, a joint stock company, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

"**Prime Rate**" means the rate of interest per annum, based on a 365 or 366 day period, as the case may be, in effect from time to time that is equal to the greater of:

(a) the rate of interest publicly announced by the Bank from time to time as being its reference rate then in effect for determining interest rates for commercial loans in Canadian Dollars made by the Bank in Canada; and

(b) the average annual rate (rounded upwards, if necessary, to 0.01%) as determined by the Bank as being the average of the "BA 1 month" CDOR Rate applicable to bankers' acceptances in Canadian Dollars displayed and identified as such on the "Reuters Screen CDOR Page" (as defined in the International Swap and Derivatives Association, Inc. definitions, as modified and amended from time to time) plus 1.00%; provided that if such rates do not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any day shall be calculated as the arithmetic average of the 30-day discount rates applicable to bankers' acceptances in Canadian Dollars quoted by three major Canadian Schedule I chartered banks chosen by the Bank as of approximately 10:00 a.m. on such day, or if such day is not a Business Day, then on the immediately preceding Business Day.

"**Unrealized Hedging Gains**" means mark to market unrealized gains in respect of Financial Instruments or other risk management products recorded in accordance with generally accepted accounting principles.

"**Unrealized Hedging Losses**" means mark to market unrealized losses in respect of Financial Instruments or other risk management products recorded in accordance with generally accepted accounting principles.

"**Voting Shares**" means:

(a) in respect of a corporation or limited liability company, shares of any class or equity ownership interests of such entity:

(i) carrying voting rights in all circumstances; or

(ii) which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing;

22

provided that subparagraph (ii) above shall not include voting rights created solely by statute, such as those rights created pursuant to section 183(4) of the *Business Corporations Act* (Alberta) as in effect on the date of the Commitment Letter;

(b) in respect of a trust, trust units of the trust:

(i) carrying voting rights in all circumstances; or

(ii) which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing;

(c) in respect of a partnership, the partnership interests or partnership units:

(i) carrying voting rights in all circumstances; or

(ii) which carry the right to vote conditional on the happening of an event if such event shall have occurred and is continuing.